Ms. Goeken and Ms. Davis:

We received your letter of June 14th about our Form 10-KSB and Form 10-QSB filings. This is your File No. 1-08521. I am requesting an extension to Friday, July 1, 2005.

We have completed most of the research and work. But our President, Charles N. Haas left on vacation on June 11. He returns back to the office on Monday, June 27th. In addition, our auditors and attorneys are still performing their review as well.

Thank you,

Courtney Cowgill
CFO
Oceanic Exploration Company
Courtney.cowgill@oceanicexploration.com